UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarterly Period Ended December 31, 2003

ENTERGY CORPORATION
(a Delaware corporation)
639 Loyola Avenue
New Orleans, Louisiana 70113
Telephone (504) 576‑4000
__________________________________________________________________
(Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

            N/A for the fourth calendar quarter of the fiscal year.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security

N/A	N/A	-0-	N/A	-0-	N/A	N/A	-0-

Company contributing capital	Company receiving capital	Amount of capital contribution
Entergy Retail Holding Company	Entergy Solutions Ltd. (ESLTD)	$1,502,397

Entergy Retail Texas, Inc.	ESLTD	$15,176

Entergy District Energy Holdings LLC	Entergy Solutions District Energy LLC (ESDEL)	$23,836,000

ESDEL	Entergy Solutions District Systems LLC (ESDSL)	$21,972,955

ESDSL	Entergy Solutions Cooling LP (ESCL)	$21,864,340

ESDSL	Entergy Solutions GP LLC (ESGP)	$109,871

ESGP	ESCL	$109,871

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting company rendering services	Associate company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Power RS LLC (EPRS)	RS Cogen LLC (RS Cogen)	Management, administrative, tax, and accounting services	$73,292	$-0-	N/A	$73,292[1]

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies - Continued

Entergy Solutions Supply Ltd. (ESSLT)	ESLTD	Energy supply a cquisition services	$ 933,365	$ -0-	N/A	$ 933,365

Entergy-Koch Trading LP (EKTLP)	EWO Marketing, LP (EWOM)	Energy commodity marketing services	$670,161	$-0-	N/A	$670,161

EKTLP	Entergy-Koch Trading Canada, ULC (EKT-Canada)	Same as above	$48,696	$-0-	N/A	$48,696

EKTLP	EWOM	Professional services and back office support	$159,349	$-0-	N/A	$159,349

EKTLP	Entergy-Koch Trading Ltd. (UK)	Same as above	$23,550	$-0-	N/A	$23,550

EKTLP	EKT-Canada	Same as above	$158,722	$-0-	N/A	$158,722

EWOM	Entergy Power, Inc.	Energy commodity marketing services	$207,202	$-0-	N/A	$207,202

EWOM	Entergy Power Warren Corp. I	Energy commodity marketing services	$207,202	$-0-	N/A	$207,202

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Enterprises, Inc. (EEI)	EWOM	Professional services and back office support	$403,201	$-0-	N/A	$403,201

EEI	EKTLP	Same as above	$210,329	$-0-	N/A	$210,329

EEI	Entergy Holdings LLC (EHLLC)	Same as above	$61,868	$-0-	N/A	$61,868

EEI	Entergy Thermal LLC (Entergy Thermal)	Same as above	$524,433	$-0-	N/A	$524,433

EEI	Entergy Thermal-UNO LLC (Entergy Thermal-UNO)	Same as above	($1,657)	$-0-	N/A	($1,657)

EEI	ESLTD	Same as above	$1,979,029	$-0-	N/A	$1,979,029

EEI	Entergy Solutions Essentials Ltd. (ESSEN)	Same as above	($20)	$-0-	N/A	($20)

EEI	Entergy Solutions Select Ltd. (ESOLS)	Same as above	$50,961	$-0-	N/A	$50,961

EEI	ESSLT	Same as above	$37,074	$-0-	N/A	$37,074

EEI	ESDEL	Same as above	$262,468	$-0-	N/A	$262,468

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies – Continued

Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

EEI	ESCL	Same as above	$144,727	$-0-	N/A	$144,727

EEI	TLG Services, Inc. (TLG)	Same as above	$241,433	$-0-	N/A	$241,433

EEI	EPRS	Management, administrative, tax, and accounting services	$138,856	$-0-	N/A	$138,856

Entergy Solutions Management Services LLC (ESLMS)	ESLTD	Professional services and back office support	$2,025,144	$-0-	N/A	$2,025,144

ESLMS	Entergy Thermal	Same as above	$116	$-0-	N/A	$116

Entergy Retail Texas, Inc.	ESLTD	Professional services and back office support	$8,908	$-0-	N/A	$8,908

Entergy-Koch, LP	EKTLP	Same as above	$1,340,123	$-0-	N/A	$1,340,123

Entergy Nuclear, Inc.	TLG	O&M Services relating to decommissioning of nuclear electric generating facilities	$143,836	$-0-	N/A	$143,836

Entergy Nuclear Operations, Inc.	TLG	Same as above	$274,000	$-0-	N/A	$274,000

ITEM 4 – SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of December 31, 2003	$17,220,386,000	Line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	2,583,057,900	Line 2
Greater of $50 million or line 2	2,583,057,900	Line 3

Total current aggregate investment:
Energy management services (SOURCEONE, INC.)	996,084
Energy marketing and brokering (ESLTD, EKTLP, EWO GP LLC, EWOM, ESOLS, ESSEN, Tradespark, and ESSLT)	717,534,010
Energy related technical and similar services (EHLLC, Entergy Thermal, Entergy Thermal – UNO, TLG, Entergy Nuclear Environmental Services, LLC, ESDEL, ESDSL, ESCL, and ESGP)	82,605,942
Development and ownership of QFs (EPRS and RS Cogen)	189,300,000
Ownership, operation, and servicing of fuel procurement, transportation, handling, and storage facilities (Entergy Nuclear PFS, Inc., Private Fuel Storage LLC, and EnerSea Transport, LLC)	877,000
Total current aggregate investment	991,313,036	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$1,591,744,864	Line 5

ITEM 5 – OTHER INVESTMENTS

Major line of energy- related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment

N/A	-0-	-0-	N/A

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

  Financial Statements

             N/A for the fourth calendar quarter of the fiscal year.

B.    Exhibits

     1.        Certificate of filing of Form U-9C-3 for the 3rd Quarter of 2003 with interested state commissions and municipal regulator.

SIGNATURE

             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Entergy Corporation
By: /s/ Nathan E. Langston
Nathan E. Langston Senior Vice President and Chief Accounting Officer

 Dated:  March 30, 2004

  1.  These services were provided on a basis other than "at cost," pursuant to the Commission's December 20, 2002 order (HCAR No. 27626).